Blacksands Petroleum, Inc.
401 Bay Street, Suite 2700, PO Box 152
Toronto, Ontario Canada M5H 2Y4
Tel: +1 (416) 359 7805
Fax: +1 (416) 359 7801
E-mail: pparisotto@coniston.ca
Website: www.blacksandspetroleum.com

January 27, 2009

Mr. James Giugliano

Staff Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street Northeast

Mail Stop 7010

Washington, DC 20549-7010

BY FAX - 202-772-9368

Original follows by mail

Dear Mr. Giugliano:

RE:	Blacksands Petroleum, Inc. Form 8-K Filed January 12, 2009 File No. 000-51427

We received your letter dated January 14, 2009 concerning your comments on the above filed report. We have prepared the following responses to your comments. The Staff’s comments are shown in bold.

In the responses, we have agreed to change or supplement the disclosures in future filings. We are doing so in the spirit of cooperation with the staff of the Securities and Exchange Commission (the “Commission”), and not because we believe our prior filing is materially deficient or inaccurate. Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient.

Form 8-K Filed January 12, 2009

1.          We note your audit committee has concluded there is an accounting error in your previously issued financial statements. Please expand your disclosure to state whether your board of directors, a committee of the board of directors or other officers have concluded whether these financial statements should no longer be relied upon. Please refer to the instructions for Item 4.02 of Form 8-K.

On January 26, 2008, the Company filed an amended Form 8-K (the “Form 8-K/A) to reflect your comments above. The Company expanded its disclosure to state that Company’s audit committee has concluded that the financial statements should no longer be relied upon.

2.          Please modify your disclosure pursuant to paragraph (a)(2) of the instructions to Item 4.02 of Form 8-K to include the amount of oil and gas property costs which you indicate were inappropriately capitalized at each reporting date. Also, please disclose the extent and the amount to which expenses have been understated for each financial reporting period, and the impact on your previously reported net loss per share. Please also disclose when you intend to file amended documents to correct the accounting errors in your previously issued financial statements.

While the instructions to Item 4.02 of Form 8-K do not require issuers to disclose the amounts that were incorrectly reported in an issuer’s financial statements, based on the Company’s conversations with the Staff, in its Form 8-K/A the Company included an estimate of the range of the aggregate amount to which expenses were understated for the combined financial periods. The Company provided this range in order to provide an estimate of the magnitude of the error to investors. The Company continues to review its financial statements and is in the process of breaking down and refining the results of its accounting errors in order to determine the extent and amount for each financial reporting period. In the Form 8-K/A, the Company clarified that it anticipates filing amendments to its Form 10-KSB for the year ended October 31, 2007 by mid-February 2009, and to its Form 10-Qs for the quarters of January 31, 2008, April 30, 2008, and July 31, 2008 by late March 2009.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any additional questions or comments regarding our responses, please contact us at (416) 359-7805, or our legal counsel, Kimberley Anderson at (206) 903-8803.

Yours truly,

/s/ Paul Parisotto
Paul Parisotto

President and Chief Executive Officer

cc: Kimberley Anderson, Dorsey & Whitney LLP